Exhibit 12.2

ARIZONA PUBLIC SERVICE COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Nine Months Ended September 30,	Twelve Months Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations attributable to common shareholders	$405,484	$424,969	$395,497	$336,249	$335,663	$251,225
Income taxes	226,054	245,095	244,396	192,542	170,465	152,574
Fixed charges	154,825	202,457	214,227	238,286	234,184	227,274
Total earnings	$786,363	$872,521	$854,120	$767,077	$740,312	$631,073
Fixed Charges:
Interest charges	$146,284	$194,616	$205,533	$229,326	$225,269	$218,969
Amortization of debt discount	3,085	4,046	4,215	4,616	4,559	4,675
Estimated interest portion of annual rents	5,456	3,795	4,479	4,344	4,356	3,630
Total fixed charges	$154,825	$202,457	$214,227	$238,286	$234,184	$227,274
Ratio of Earnings to Fixed Charges (rounded down)	5.07	4.30	3.98	3.21	3.16	2.77